United States securities and exchange commission logo





                                November 16, 2020

       David Bilger
       Executive Vice President
       Genesis Park Acquisition Corp.
       2000 Edwards Street, Suite B
       Houston, TX 77007

                                                        Re: Genesis Park
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 12,
2020
                                                            File No. 333-249066

       Dear Mr. Bilger:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form S-1 filed November 12, 2020

       General

   1.                                                   We note that Section
9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law
provision limiting where claims may be brought (e.g., the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
                                                        York). Please clarify
if this provision is applicable to investors in this offering and, if so, whether it applies to
claims made under the federal securities laws. If the provision is applicable to investors
in this offering, please also revise your prospectus to discuss the provision, including a
description of any risks or other impacts on investors and whether there is uncertainty as
to its enforceability.
 David Bilger
FirstName LastNameDavid    Bilger
Genesis Park Acquisition Corp.
Comapany 16,
November   NameGenesis
              2020       Park Acquisition Corp.
November
Page 2    16, 2020 Page 2
FirstName LastName
       You may contact Jorge Bonilla at (202) 551-3414 or Robert Telewicz at
(202) 551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Pam Long at (202) 551-3765 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Angela Olivarez